UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

HEALTH CARE REIT, INC.

(Name of Subject Company and Filing Person (Issuer))

4.75% Convertible Senior Notes due 2027

(Title of Class of Securities)

42217K AQ9

(CUSIP Number of Class of Securities)

Erin C. Ibele

Senior Vice President—Administration and Corporate Secretary

4500 Dorr Street

Toledo, Ohio 43615

(419) 247-2800

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

COPIES TO:

Mary Ellen Pisanelli

Shumaker, Loop & Kendrick, LLP

1000 Jackson Street

Toledo, Ohio 43604

(419) 241-9000

CALCULATION OF FILING FEE

TransactionValuation*	Amount of Filing Fee**
$168,086,000	$19,263

*	Calculated solely for purposes of determining the filing fee. The purchase price of the 4.75% Convertible Senior Notes due 2027 (the “Notes”), as described herein, is 100% of the principal amount of the Notes, plus accrued and unpaid interest to, but excluding, July 16, 2012. As of June 13, 2012, there was $168,086,000 in aggregate principal amount of Notes outstanding, resulting in an aggregate maximum purchase price of $168,086,000.
**	The amount of the filing fee was calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $114.60 for each $1,000,000 of the value of the transaction. The filing fee was paid on June 14, 2012 in connection with the filing by Health Care REIT, Inc. of the original Schedule TO.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$19,263	Filing Party:	Health Care REIT, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	June 14, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.	☐ going-private transaction subject to Rule 13e-3.
☑ issuer tender offer subject to Rule 13e-4.	☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:☑

INTRODUCTORY STATEMENT

This Amendment No. 1 is an amendment to the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Health Care REIT, Inc. (the “Company”) with respect to the right of each holder (each, a “Holder”) of the Company’s 4.75% Convertible Senior Notes due 2027 (the “Notes”) to sell and the obligation of the Company to purchase the Notes, as set forth in the Company Notice to Holders of 4.75% Convertible Senior Notes due 2027, dated June 14, 2012 (the “Company Notice”), and the related notice materials filed as exhibits to the originally filed Schedule TO (which related notice materials, together with the Company Notice, collectively constitute the “Option Documents”).

This Amendment No. 1 is being filed by the Company to amend and supplement certain provisions of the Schedule TO to the extent set forth herein.

This Amendment No. 1 is intended to satisfy the disclosure requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

Item 4.	Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following language:

The right of Holders to surrender their Notes for purchase (the “Put Option”) by the Company pursuant to the Option Documents expired at 5:00 p.m., New York City time, on July 13, 2012 (the “Expiration Date”). The Company has been advised by The Bank of New York Mellon Trust Company, N.A., as paying agent (the “Paying Agent”), that Notes in an aggregate principal amount of $14,000 were validly surrendered for purchase and not withdrawn prior to the Expiration Date. The Company has accepted for purchase all Notes validly surrendered and not withdrawn for a purchase price (the “Repurchase Price”) in cash equal to 100% of the principal amount of these Notes, plus any accrued and unpaid interest to, but not including, July 16, 2012 (the “Repurchase Date”). Since the Repurchase Date is an Interest Payment Date (as defined in the Company Notice), the Company paid the interest accrued up to the Repurchase Date on July 16, 2012 to the Holders of record of the Notes as of July 1, 2012, the regular record date, and, as a result, no accrued and unpaid interest was paid as part of the Repurchase Price. The Company has delivered the aggregate Repurchase Price of $14,000 for the accepted Notes to the Paying Agent for distribution to the Holders. Pursuant to the Company Notice, all Notes that remain outstanding after the close of business on July 16, 2012 will be redeemed by the Company on July 17, 2012.

Item 12.	Exhibits.

Exhibit Number	Description

(a)(1)*	Company Notice to Holders of 4.75% Convertible Senior Notes due 2027, dated June 14, 2012.

(a)(5)*	Press release issued on June 14, 2012.

(b)	Not applicable.

(d)(1)	Indenture, dated as of November 20, 2006, between the Company and the Bank of New York Mellon Trust Company, N.A., as trustee (the “Trustee”) (filed with the Securities and Exchange Commission as Exhibit 4.1 to the Company’s Form 8-K filed November 20, 2006 (File No. 001-08923), and incorporated herein by reference thereto).

(d)(2)	Supplemental Indenture No. 2, dated as of July 20, 2007, between the Company and the Trustee (filed with the Securities and Exchange Commission as Exhibit 4.1 to the Company’s Form 8-K filed July 20, 2007 (File No. 001-08923), and incorporated herein by reference thereto).

(d)(3)	Exhibits 1.1(a) and (b), 3.1(a) through 4.1(i), 4.3(a) through 4.5, 10.4(a) through 10.13 and 10.18 of the Company’s Form 10-K filed February 17, 2012 (File No. 001-08923), and incorporated herein by reference thereto.

(d)(4)	Third Amended and Restated Dividend Reinvestment and Stock Purchase Plan (filed with the Securities and Exchange Commission on the Company’s Form S-3 (File No.: 333-166705) filed May 10, 2010, and incorporated herein by reference thereto).

(d)(5)	Supplemental Indenture No. 6, dated as of April 3, 2012, between the Company and the Trustee (filed with the Securities and Exchange Commission as Exhibit 4.2 to the Company’s Form 8-K filed April 4, 2012 (File No. 001-08923), and incorporated herein by reference thereto).

(d)(6)	Certificate of Designation of 6.50% Series J Cumulative Redeemable Preferred Stock of the Company (filed with the Securities and Exchange Commission as Exhibit 3.1 to the Company’s Form 8-K filed March 8, 2012 (File No. 001-08923), and incorporated herein by reference thereto).

(d)(7)	Form of global certificate evidencing the 6.50% Series J Cumulative Redeemable Preferred Stock of the Company (filed with the Securities and Exchange Commission as Exhibit 4.2 to the Company’s Form 8-A filed March 6, 2012 (File No. 001-08923), and incorporated herein by reference thereto).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Tender Offer Statement on Schedule TO filed on June 14, 2012

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HEALTH CARE REIT, INC.

By:	/s/ GEORGE L. CHAPMAN
George L. Chapman
Its: Chairman, Chief Executive
Officer and President

Dated: July 16, 2012